UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
57722W106
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W106

1	NAMES OF REPORTING PERSONS Stockbridge Fund, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,791,600
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,791,600
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,791,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of December 6, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2013.

CUSIP No. 57722W106

1	NAMES OF REPORTING PERSONS Stockbridge Absolute Return Fund, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	7,735
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	7,735
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,735
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		less than 0.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of December 6, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2013.

CUSIP No. 57722W106

1	NAMES OF REPORTING PERSONS Stockbridge Partners LLC
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	447,514
	7	SOLE DISPOSITIVE POWER	447,514
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		447,514
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of December 6, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2013.

CUSIP No. 57722W106

1	NAMES OF REPORTING PERSONS Stockbridge Fund M, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	292,833
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	292,833
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		292,833
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of December 6, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2013.

CUSIP No. 57722W106

1	NAMES OF REPORTING PERSONS Stockbridge Master Fund (OS), L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	208,543
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	208,543
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		208,543
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of December 6, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2013.

CUSIP No. 57722W106

Item 1(a).	Name of Issuer:

The Issuer’s name is Mattress Firm Holding Corp. (the “Company” or the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 5815 Gulf Freeway, Houston, Texas 77023.

Item 2(a).	Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Absolute Return Fund, L.P. (“SARF”), Stockbridge Partners LLC (“SP”), Stockbridge Fund M, L.P. (“SFM”) and Stockbridge Master Fund (OS), L.P. (“SOS”).

Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SARF, SFM and SOS.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The following address is the principal business offices of each of the Reporting Persons and SA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c).	Citizenship:

Each of SF, SARF, SP, SFM and SOS is organized under the laws of the State of Delaware.

Item 2(d).	Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP Number to which this Statement relates is 57722W106.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 57722W106

Item 4.	Ownership.

(a)           The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. As the sole general partner of SF, SARF, SFM and SOS, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF, SFM and SOS. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by SF, SARF, SFM and SOS.

(b)           The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2013, the Reporting Persons beneficially owned in the aggregate 2,748,225 shares of Common Stock, representing approximately 8.1% of the shares of Common Stock outstanding (based on the number of shares outstanding as of December 6, 2013, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 29, 2013).

(c)           The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference. Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(c)   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57722W106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 57722W106

STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 57722W106

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

CUSIP No. 57722W106

EXHIBIT 1

JOINT FILING AGREEMENT

           This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Mattress Firm Holding Corp. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated:  February 14, 2014

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director

CUSIP No. 57722W106

STOCKBRIDGE FUND M, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam Title: Managing Director